Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               September 20, 2017


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1562
          Guggenheim SPY Buffered Return Strategy Trust, Series 1 File
                         Nos. 333-215788 and 811-03763
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Dear Mr. Bartz:

      This letter responds to your comment letter of February 23, 2017 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1562, filed on January 27, 2017 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Guggenheim SPY Buffered Return Strategy Trust, Series 1 (the "Trust"). As noted in comment 1 below, the Trust has changed its name from "Guggenheim SPY Buffered Return Trust, Series 1" to "Guggenheim SPY Buffered Return Strategy Trust, Series 1."

PROSPECTUS

Investment Summary -- Principal Investment Strategy

       1. Since the name of the Trust includes the term "SPY," which refers to the SPDR S&P 500 ETF Trust, please provide a policy to invest 80% of the Trust's assets in the SPDR S&P 500 ETF Trust (the "ETF"). See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

      Response: The name of the Trust has been revised to Guggenheim SPY Buffered Return Strategy Trust, Series 1. As a result of the name change, we do not believe that the Trust is required to include the requested 80% policy. The inclusion of "SPY" in the name is a reference to the Trust's strategy and investment objective of seeking to provide certain target returns based on the price performance of the ETF. The reference to "SPY" should not be read in isolation to indicate that the Trust focuses its investments in a particular type of investment. See http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm, Questions 8 and 9. Therefore, the Trust respectfully declines to include the requested 80% policy.

       2. The second paragraph of this section states that the Trust is designed to provide investors a maximum total return of [20]%, "while also providing downside "buffered" protection of up to [10]% of the decline in the ETF." Please revise this paragraph to clarify that the Trust's buffered protection means that investors may lose up to 90% of the Initial Value.

      Response: The feature of the Trust that limits investors' loss to up to 90% of the Initial Value corresponds to the "Maximum Loss" described in the fourth bullet point in this section, rather than the downside "buffered" protection described in the third bullet point. The buffered protection feature provides (as revised in accordance with comment 3), "[i]f at the Option Expiration Date, the percentage decrease in the price of the ETF since the trust's inception date is between [0]% and [-10]%, the return of the trust is intended to be [0]%, or $[0] per unit (the "Buffered Return")." Accordingly, the buffered protection feature seeks to return to investors their initial investment (i.e., $10 per unit) if the Closing Value of the ETF declines by not more than 10% from the Initial Value. It does not mean that investors may lose up to 90% of the Initial Value, which is a function of the "Maximum Loss" feature of the Trust.

      In consideration of your comment, the Maximum Loss described in the fourth bullet point has been revised to clarify that "[i]f, at the Option Expiration Date, the percentage decrease in the price of the ETF since the trust's inception date is greater than or equal to [-10]%, the return of the trust is intended to be equal to 10% above the percentage decrease in the price of the ETF with a maximum loss of approximately $[9] per unit, or a decrease of [90]% from the Initial Value of $[10] per unit" and this "means that investors may lose up to 90% of the Initial Value per unit."

       3. The first bullet point in this section states that, if the percentage increase in the price of the ETF since inception date is greater than [10]%, "the amount returned from the FLEX Options and maturing principal from the Treasury Obligations . . . is intended to be equal to $[12] per unit (the "Capped Return")." (Emphasis added.) Since the concept of "amount returned" is confusing and potentially misleading to investors, please revise this bullet point to delete the reference to "amount returned," and clarify that the "Capped Return" is 20%, or $2 per unit. Please also clarify in the first bullet point that the Capped Return is the maximum total return per unit. Please make similar changes in the second, third, and fourth bullet points, deleting the references to "amount returned" and specifying in each bullet point the amount of the intended returns as both a percentage return and as dollars per unit.

      Response: The registration statement has been revised in accordance with this comment.

       4. Please provide a graphical presentation of the potential returns discussed in the bullet points in this section, indicating under each scenario whether investors will outperform, match, or underperform the return of the ETF.

      Response: The registration statement has been revised in accordance with this comment.

       5. The table titled "Option payoff line chart" in this section provides a series of percentages under columns labeled "Mkt Move" and "Total." Please revise the "Mkt Move" column heading so that it references the returns of the ETF, and revise the "Total" column heading to clearly describe what specific returns are represented by this column. Also, in order to provide investors with additional clarification regarding the structure of the Trust's potential returns, please add to the two columns in this table information corresponding to ETF returns of -50%, -40%, -30%, and 30%, 40%, and 50%.

      Response: The table has been replaced with the graphical presentation requested in comment 4. With regard to returns of -50%, -40%, -30%, and 30%, 40%, and 50%, we decline to add these amounts because the Trust believes that the current range between -20% and 20% adequately demonstrates the calculation of the potential returns.

Investment Summary -- Assets Held by the Trust

       6. The third paragraph of this section states that the FLEX Options are European-style options, which are exercisable at the strike price only on the Option Expiration Date. Please add this disclosure to the summary of the principal investment strategy.

      Response: The registration statement has been revised in accordance with this comment.

Investment Summary -- Essential Information

       7. Since the Trust's "Buffer" is not an investment return, please revise "Buffered Return" to "Buffered Amount" in this section. Also, the "Capped Return" line item shows returns of $[12] and [120]% per unit. Please correct this line item to state that the Capped Return is $2 or 20% per unit.

      Response: The registration statement has been revised in accordance with this comment.

GENERAL COMMENTS

       8. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

      Response: The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests with the staff in connection with the registration statement.

ADDITIONAL REVISIONS AND COMMENTS

      We would like to highlight that the Trust intends to impose a redemption fee on units that are redeemed prior to the Option Expiration Date for the purpose of reducing the impact of the redemption on the investors remaining in the Trust. The redemption fee will not be greater than 2% of the redemption proceeds of the exiting unitholder. The redemption fee will be retained from the redemption proceeds and paid to the Trust. We have augmented the disclosure with regard to redemption fee and would welcome any comments or questions you may have on it.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren